EXHIBIT 2

ADP associates who own shares of ADP, like other stockholders, have been receiving Proxy statements in the mail in connection with the Annual Meeting of Stockholders scheduled for November 7, 2017.

For any associates who might have questions, the company has posted a new set of Q&A on the Pershing Square site on the Associate Portal.  You may review the questions here.